MCK MINING CORP.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

RECEIVED
2004 OCT -8 A 11:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045448

September 29, 2004

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. - 20549

SUPPL

Attention: Office of Applications & Report Services

Dear Sirs:

Re: SEC. Exemption No. 82-3938

Please find enclosed a copy of the unaudited Interim Financial Statements for the six months ended July 31st, 2004, for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

MCK MINING CORP.

PROCESSED
OCT 08 2004
THOMSON FINANCIAL

Per: Shereen Dorey

/sd

Encl.

dlw 10/8

MCK MINING CORP.

RECEIVED 2004 OCT -8 A 11:23 OFFICE OF INTERNATIONAL CORPORATE FINANCE

MANAGEMENT DISCUSSION AND ANALYSIS – 6 Months Ended July 31, 2004

This report has been prepared as of September 28, 2004 and should be read in conjunction with the Company's unaudited consolidated financial statements for the 6 Months ending July 31, 2004. These have been prepared in accordance with Canadian generally accepted accounting principles. They have not been reviewed by the auditor.

OVERVIEW

MCK Mining Corp (the "Company" or "MCK") is dedicated to the acquisition, development and operation of mineral and natural resource properties.

The Company's main asset is its 50% interest in the Martison Lake phosphate project located 60 km north of Hearst, Ontario earned by accumulating exploration and development expenditures of $1,334,000. Prior to 2004, the Company's sole focus had been on the advancement and development of the Martison lake Project.

In November, 2003 the Company appointed John Purkis as President and CEO and a new direction for the Company was set. A search was initiated to identify and acquire new operating, development and exploration assets. To facilitate this new direction the Company issued 10 million special warrants for net proceeds of $989,254.

On April 1, 2004, the company announced it had signed a Letter of Intent with Pacific Rim Mining Corp. to purchase the Andacollo Gold Mine in Chile. Total consideration consisted of US$5 million in $1 million periodic instalments over 4 years and 4 million shares of MCK. Due diligence was to be completed by June 30, 2004 and closing of the transaction was required by July 15, 2004 unless extended by mutual agreement. Two extensions were granted during the 2nd Quarter 2004 and the agreement modified to an Option to Purchase structure. The revised terms are: a US$100,000 payment on signing of the extension agreement to secure an option to purchase on the Closing Date which is on or before December 15, 2004, a US$500,000 commitment for work programs and operating cash flow losses, a US$900,000 payment on the closing date and 4 annual payments of $1 million each beginning March 31, 2005 and 4 million shares of MCK.

The Andacollo Gold Mine was closed in October 2000 during a period of low gold prices but the company believes, subject to confirmation from the independent studies that it has commissioned, there are approximately 300,000 ounces of recoverable gold remaining that can be produced economically at a US$400/ounce gold price thereby justifying the acquisition purchase terms. Due diligence and evaluation studies were carried out between April and July that resulted in the Company deciding that an extended evaluation period was required to satisfy its concerns about the mineral resource models, capital and operating cost estimates and metallurgical projections.

In May 2004, the Company entered into an Option to Purchase agreement to acquire the Chepica copper-gold exploration and mining concessions located 40 km west of Talca, Chile about 250 km south of Santiago. MCK has a 2 year option to purchase a 100% interest by making cash payments totalling US$1,700,000. A cash payment of US$10,000 was made on signing, a US$40,000 payment is required on surface access rights being granted followed by US$50,000 payments every 6 months of the option period. The Company has the right during the option period to purchase the assets for US$1,500,000 payment consisting of 4 equal annual instalments beginning at the end of the 24th month or as extended by the time to achieve the surface access to permit exploration activities. A US$150,000 work expenditure is required in the first 6 month period.

At the end of this reporting period MCK was in the process of raising funds to finance the programs and obligations of the Andacollo and Chepica options.

RESULTS OF OPERATIONS

During the 6 months ended July 31, 2004, MCK incurred a loss of $278,510 ($0.01 per share) compared to a loss of $89,115 ($0.00 per share) in the corresponding 2003 period. Operating activities, taking into account non-cash items and non-cash working capital, used cash of $896,981 during the 6 month period versus $128,069 in 2003. These significant increases are a result of the reactivation of company and the ensuing increase in management costs and general expenditures for business development and exploration incurred in the search for properties and development opportunities.

The Company reported no revenues in the 6 month period ending July 31, 2004 or the 6 month period ending July 31, 2003. Operating expenses were for general and administrative and general exploration purposes. General and Administrative expenses, which include business development costs, increased by $189,395 during the first half versus the first half of 2003. The variances were a result of increases in consulting fees of $43,950, travel expenses of $8,462, accounting and corporate costs of $3,070, stock-based compensation of $87,454 and other general and administrative items of $46,459. There were no offsetting reductions. These increases reflect the substantial increase in the company's activities since December 2003. General exploration expenses of $25,728 reported in the 1st Quarter 2004 were capitalised for this reporting period. There were incurred as part of reconnaissance surveys of the Chepica properties which have now been acquired.

FINANCING

No new financings were carried out in the 6 Month period ending July 31, 2004.

As the Company has no operating revenues it raises money to finance short-term cash flow requirements by means of equity financings and the exercise of options and warrants. The Company completed a private placement on December 12, 2003 of 10,000,000 special warrants at $0.10 per

special warrant for net proceeds of $989,254. Each special warrant entitles the holder to subscribe for one common share at no additional cost until December 12, 2004. In the previous year the Company issued 1,250,000 common shares to net $500,000.

Subsequent to this reporting period the Company reported that it was intending to complete a private placement of 10,000,000 units at $0.15/unit to raise $1,500,000. Each unit consists of 1 common share and ½ share purchase warrant. Each whole warrant entitles the holder to acquire a common share at $0.25/share for a period of 2 years.

INVESTING

MCK has adopted the accounting policy of capitalising all costs incurred in its acquisition, development and exploration activities until it determines they are not economically viable or they are sold or abandoned.

During the period ending July 31, 2004, a total of $667,940 was capitalised versus $26,146 in the 6 Month period ending July 31, 2003. The increase was due to $663,191 for due diligence studies on the Andacollo Gold mine purchase and for the Chepica properties and $3,969 for computer equipment purchased during the 1st Quarter 2004.

RELATED PARTY TRANSACTIONS

The Company paid professional consulting fees to a director for general consulting services to the Company of $nil in the 6 Months ending July 31, 2004 versus $8,450 in the corresponding quarter last year. No director's fees were paid during the first 6 Months of 2004 and the 6 Month period ending July 31, 2003. During the 6 Months ending July 31, 2004, the company paid management fees to a corporation controlled by the President, who is also a director of the Company in the amount of $60,000 compared to nil in the previous period. The Company paid management fees to the Senior Vice-President (formerly the President), who is also a director of the Company, in the amount of $36,000 in the 6 Month period ending July 31, 2004 compared to $40,000 in the 6 Month period ending July 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

As of July 31, 2004, the Company had a working capital deficit of $13,335 and cash of $22,277. A note payable of $28,916 to a former director is non-interest bearing and has no specific terms of repayment

During the 6 Months period the Company announced its intention to purchase the Andacollo Gold Mine in Chile from Dayton Mining (Cayman) Inc. a subsidiary of Pacific Rim Mining Corporation. Also, on May 27, 2004, the Company entered into an Option to Purchase agreement for the Chepica

exploration property also located in Chile. The Company has completed its due diligence on these acquisitions but has insufficient funds to carry out future evaluations and payments. The Company intends to complete a $1.5 million financing which will provide funds to carry out these studies and other business. More funds will be required to close the Andacollo acquisition on December 15th and fund the second phase of the Chepica exploration program if the first phase proves successful.

The Company intends to raise funds in the equity markets to meet its commitments and execute the proposed transactions. The ability to do this is dependent on the prices of commodities and market sentiment at that time.

OFF BALANCE SHEET ARRANGEMENTS

As of the date of this report the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, and without limitation, such considerations as liquidity and capital resources.

QUARTERLY INFORMATION

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	2005	2005	2004	2004	2004	2004	2003	2003
Quarter	Second	First	Fourth	Third	Second	First	Fourth	Third
	($)	($)	($)	($)	($)	($)	($)	($)
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Income (loss) from continuing operations	(92,828)	(185,682)	(123,746)	(45,489)	(52,001)	(37,114)	(57,041)	(54,113)
Income (loss) from continuing operations per common share (basic and diluted)	(0.00)	(0.01)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.003)
Net income (Loss)	(92,828)	(185,682)	(123,746)	(45,489)	(52,001)	(37,114)	(57,041)	(54,113)
Net income (Loss) per Common share (basic and diluted)	(0.00)	(0.01)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.003)

CAPITAL STOCK

The authorised share capital of the Company is an unlimited number of common shares with one vote per share and an unlimited number of non-voting special shares. As of the 6 Months ending July 31, 2004, MCK had 27,356,192 common shares outstanding.

There were 1,450,000 special warrants outstanding, each special warrant being exercisable into one common share. 8,550,000 special warrants were exercised into 8,550,000 common shares during the 6 Month period ending July 31, 2004.

In addition, there were 2,450,000 options outstanding each of which is exercisable into one common share.

OUTLOOK

The Company appointed new management in November 2003 who initiated a search for new operating, development and exploration properties to satisfy the objective to transform MCK into an integrated mining company over the next two to three years. During the 6 Months ending July 31, 2004 two key agreements were entered into with the signing on April 1st.of the Letter of Intent to purchase the Andacollo Gold Mine and the Option to Purchase the Chepica exploration properties. Goals in the coming quarter are to:

- Continue the building of the management team and support staff that will execute the corporate growth plan.
- Complete the evaluation studies intended to justify the acquisition of the Andacollo Gold Mine and assist in financing the purchase and restart.
- Secure the financing necessary to carry out the Andacollo work program and cash flow obligations during the option period.
- Succeed in acquiring the surface access rights to the Chepica copper-gold property in Chile and continue to acquire exploration concessions in the district.

The Company's longer term goals are to finance the restart of the Andacollo Gold Mine, continue exploration of the Chepica property and to have positive operating cash flow by the end of 2005.

FORWARD LOOKING STATEMENTS, RISKS AND UNCERTAINTIES

Forward looking statements contained in this document that are not historical facts involve risks and uncertainties that could cause actual outcomes to differ materially from those expressed or implied by those forward looking statements. Readers are therefore cautioned not to place undue reliance on those statements. Factors that could cause such differences include:

- Volatile commodity prices and changes in market demand for products
- Imprecision of resource, reserve tonnes and grade estimates caused by unexpected geological conditions.
- Changes to laws, regulations, policies and taxes by governments
- Difficulty in obtaining permits and approvals to execute exploration, construction or operation activities

- Variation to construction and operating cost estimates and schedule delays caused by weather and other environmental issues, supply/demand and labour stoppages.
- Land title issues
- Availability of project development financing

NOTICE TO SHAREHOLDERS
FOR THE SIX MONTHS ENDED JULY 31, 2004

MCK MINING CORP.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for MCK Mining Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the January 31, 2004 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Corporation is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

Disclosure Required Under National Instrument 51-102 - "Continuous Disclosure Obligations" - Part 4.3(3)(a)

The auditor of MCK Mining Corp. has not performed a review of the unaudited consolidated financial statements for the three and six months ended July 31, 2004 and July 31, 2003.

MCK Mining Corp.

Consolidated Balance Sheets (Prepared by Management)

		July 31, 2004 (Unaudited)		January 31, 2004 (Audited)
Assets				
Current				
Cash and short term deposits	$	22,277	$	919,258
Accounts receivable and sundry		14,524		8,697
		36,801		927,955
Equipment		4,788		1,313
Resource properties (Note 2)		2,330,832		2,330,052
Due diligence and deferred costs (Note 3)		663,191		-
	$	3,035,612	$	3,259,320
Liabilities and Shareholders' Equity				
Current				
Accounts payable and accrued liabilities	$	21,220	$	53,872
Due to related party (Note 5)		28,916		28,916
		50,136		82,788
Shareholders' equity				
Share capital (Note 4)		12,420,468		11,574,873
Special warrants		143,659		989,254
Contributed surplus		1,038,463		807,888
		13,602,590		13,372,015
Deficit		(10,617,114)		(10,195,483)
		2,985,476		3,176,532
	$	3,035,612	$	3,259,320

MCK Mining Corp.

Consolidated Statements of Loss and Deficit (Prepared by Management)
(Unaudited)

	Three Months Ended July 31, 2004	Three Months Ended July 31, 2003	Six Months Ended July 31, 2004	Six Months Ended July 31, 2003
Expenses				
General and administrative	$ 118,556	$ 52,001	$ 278,510	$ 89,115
General exploration (Note 10)	(25,728)	-	-	-
	92,828	52,001	278,510	89,115
Net loss for the period	(92,828)	(52,001)	(278,510)	(89,115)
Deficit, beginning of period	(10,524,286)	(9,959,247)	(10,195,483)	(9,922,133)
Retroactive restatement of stock-based compensation (Note 1)	-	-	(143,121)	-
Deficit, end of period	$ (10,617,114)	$ (10,011,248)	$ (10,617,114)	$ (10,011,248)

MCK Mining Corp.

Statements of Cash Flows (Prepared by Management)
(Unaudited)

	Three Months Ended July 31, 2004	Three Months Ended July 31, 2003	Six Months Ended July 31, 2004	Six Months Ended July 31, 2003
Cash flows provided by (used in)				
Operating activities				
Net loss for the period	$ (92,828)	$ (52,001)	$ (278,510)	$ (89,115)
Changes in non-cash working capital balances				
Stock-based compensation	34,927	-	87,454	-
Amortization	98	-	494	-
Accounts receivable and sundry	(5,518)	(8,805)	(5,827)	(8,284)
Accounts payable and accrued liabilities	1,908	(6,426)	(32,652)	(4,524)
	(61,413)	(67,232)	(229,041)	(101,923)
Investing activities				
Due diligence and deferred costs	(418,446)	-	(663,191)	-
Equipment	-	-	(3,969)	-
Resource properties	-	(26,842)	(780)	(26,146)
	(418,446)	(26,842)	(667,940)	(26,146)
Change in cash and short term deposits	(479,859)	(94,074)	(896,981)	(128,069)
Cash and short term deposits, beginning of period	502,136	182,728	919,258	216,723
Cash and short term deposits, end of period	$ 22,277	$ 88,654	$ 22,277	$ 88,654

MCK Mining Corp.

Notes to Financial Statements (Prepared by Management)
Six Months Ended July 31, 2004
(Unaudited)

1. Accounting Policies

The management of MCK Mining Corp. (the "Company" or "MCK") have prepared these consolidated financial statements for the six months ended July 31, 2004, in accordance with Canadian generally accepted accounting principles. These consolidated financial statements should be read in conjunction with the January 31, 2004 audited consolidated financial statements.

The disclosure in these interim consolidated financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual consolidated financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements. Operating results for the six months ended July 31, 2004, are not indicative of the results that may be expected for the full year ending January 31, 2005.

These interim consolidated financial statements follow the same methods and policies used in the audited consolidated financial statements for the year ended January 31, 2004, except for the following:

Change in Accounting Policy - Stock-Based Compensation

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") handbook Section 3870 with respect to stock based compensation awards to employees of the Company. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards be measured and recorded in the financial statements at fair value for fiscal years beginning on or after January 1, 2004.

The Company, as permitted by Section 3870, has chosen to apply this Section retroactively in fiscal year 2004/2005 with a restatement of deficit as at January 31, 2004 . The cumulative effect at February 1, 2004 of this accounting change is an increase in deficit of $143,121 and an increase in contributed surplus of $143,121.

Consolidation

The Company incorporated and consolidated its wholly owned subsidiary, Minera MCK (Chile) Limitada. All material intercompany transactions between the Company and its subsidiary have been eliminated.

2. Resource properties

As of July 31, 2004, accumulated costs with respect to the Company's interest in mineral properties owned, leased or under option, consisted of the following:

	Opening Balance January 31, 2004	Additions (Reductions)	Ending Balance July 31, 2004
Martison Lake project (*)	$ 2,330,052	$ 780	$ 2,330,832

(*) The property description can be found in the January 31, 2004 audited consolidated financial statements.

3. Due diligence and deferred costs

Andacollo Gold Mine

MCK has reached an agreement in principle with Pacific Rim Mining Corp. ("Pacific Rim") on the final terms and conditions of the Purchase Agreement to acquire the Andacollo Gold Mine. The terms and conditions have changed from those disclosed previously in MCK's April 30, 2004 unaudited financial statements. The sale has been restructured as an Option to Purchase. Key terms and conditions are:

- The US$100,000 held in escrow per the terms of the original Letter of Intent is released to Pacific Rim.

- On signing the Purchase Agreement, MCK is committed to the expenditure of a minimum US$500,000 on feasibility work programs. In the event the transaction is not closed MCK is obligated to pay Pacific Rim the difference between US$500,000 and the actual amount expended on the feasibility work.

Closing date has been extended to on or before December 15, 2004. Purchase terms are:

- December 15, 2004	US$900,000 and 3,000,000 shares MCK
- March 31, 2005	US$1,000,000 and 1,000,000 shares MCK
- March 31, 2006	US$1,000,000
- March 31, 2007	US$1,000,000
- March 31, 2008	US$1,000,000

Closing of the transaction is subject to satisfactory completion of MCK's due diligence review, financing and receipt of all regulatory approvals.

3. Due diligence and deferred costs (Continued)

Chepica

On May 27, 2004, MCK entered into an Option to Purchase Agreement to acquire the exploration and mining concessions, surface leases and surface property owned by Sociedad Legal Minera Chepica Primera de Pencahue ("Chepica") and Sociedad Legal Minera Arno de Los Muermos ("Los Muermos"). This early stage gold-copper exploration property is located approximately 250 km south of Santiago in Chile's seventh Region.

Under the terms of the Agreement, MCK has the right to acquire 100% of the assets of Chepica and Los Muermos by making cash payments totalling US $1,700,000. Over the first six months MCK is obligated to complete US $150,000 in work expenditures and to make cash payments of US $10,000 upon signing (paid) and a further US $40,000 as soon as access is obtained onto third party surface rights. The Agreement consists of four six-month option periods following which MCK has the right to purchase the assets for the sum of US $1,500,000 spread equally over four annual installments.

The acquisition of the Chepica and Los Muermos properties is being made pursuant to a technical services arrangement between MCK and Andean Engineering, a company controlled by Chris Hodgson. MCK deals at arm's length with Andean Engineering and Mr. Hodgson. Pursuant to the arrangement, a finder's fee is payable to Andean Engineering in connection with the acquisition, as follows: (a) 100,000 common shares of MCK are issuable upon registration of the option to purchase agreement; (b) upon the property owner receiving third party surface rights access, Andean may elect to receive either US$25,000, 100,000 common shares of MCK or an option to purchase 150,000 common shares of MCK at the then prevailing market price; (c) on the first anniversary of registration of the option to purchase agreement, Andean may elect to receive either US$25,000 or 100,000 common shares of MCK, and (d) upon MCK exercising the option to purchase, Andean Engineering shall be granted a 1% net smelter returns royalty on production from the properties, and may elect to receive either US$25,000 or 100,000 common shares of MCK. The technical services arrangement provides for similar compensation to be paid by MCK to Andean Engineering in respect of any other property acquisitions within a defined area of interest.

4. Share Capital

(a) Authorized

Unlimited number of common shares - one vote per share
Unlimited number of non-voting special shares

The non-voting special shares may be issued in series with rights and privileges to be determined by the directors.

(b) Issued

Common shares	Number of Shares	Amount
Balance, beginning of period	18,806,192	$ 11,574,873
Exercise of special warrants (1)	8,550,000	845,595
Balance, end of period	27,356,192	$ 12,420,468

(1) As of July 31, 2004, 1,450,000 special warrants were outstanding - each special warrant entitles the holder to subscribe for one common share at no additional cost until December 12, 2004.

(c) Directors', Officers' and Employees' Stock Options

The continuity of the granted and exercisable options for the period ended July 31, 2004 are as follows:

	Options	Weighted Avg Ex. Price
Balance, beginning of period	2,050,000	$ 0.15
Issued during the period (Note 9)	400,000	0.24
Balance, end of period	2,450,000	$ 0.17

As at July 31, 2004, the following stock options were outstanding:

Number Outstanding	Exercise Price	Expiry Date
2,050,000	$ 0.15	November 4, 2008
200,000	0.30	December 1, 2008
200,000	0.18	May 28,2009
2,450,000		

5. Due to related party

The amount due to a former director is non-interest bearing and has no specific terms of repayment.

6. Basic and diluted loss per share

The basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options, is the same as basic loss per share. The conversion of stock options and warrants was not included in the diluted loss per share calculation since the conversion would be anti-dilutive.

The following table sets out the calculation for loss per share:

	Three Months Ended July 31,		Six Months Ended July 31,	
	2004	2003	2004	2003
Numerator:				
Loss for the period	$ (92,828)	$ (52,001)	$ (278,510)	$ (89,115)
Denominator:				
Average number of common shares outstanding	25,636,616	18,806,192	22,385,270	18,806,192
Basic and diluted loss per share	$ 0.00	$ 0.00	$ 0.01	$ 0.00

7. Income Taxes

Estimated taxable income for the period ended is $nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the January 31, 2004 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

8. Related Party Transaction

The Company paid management fees to the president and vice-president of the Company in the amount of $96,000.

9. Issue of stock options

The Company issued 200,000 common shares purchase options at an exercise price of $0.30 per share and 200,000 common share purchase options at an exercise price of $0.18 per share, both exercisable for five year terms.

The Company applies the fair value method of accounting for stock-based compensation awards and accordingly, $45,600 and $28,000 respectively, were recorded as stock option compensation expense and contributed surplus for the period.

For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 3.5% and an expected life of 5 years.

An additional stock compensation expense of $13,854 was recorded, relating to vested stock options from a previous stock option grant.

10. General exploration

Management has determined all costs relating to exploration expenditures should be capitalized until it is determined that these costs should be written-off.

11. Subsequent event

MCK intends to complete a private placement of up to 10,000,000 units at $0.15 per share, to raise gross proceeds of up to $1,500,000. Each unit will consist of one common share and one-half of a common share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share at a price of $0.25 at any time within two years after closing.

The proceeds of the private placement will be used for maintaining its option to acquire the Andacollo Gold Mine, exploration expenditures on its Chepica copper-gold property in Chile and for general corporate purposes.